State Street Bank and Trust Company
Legal Administration Services Department
P.O. Box 5049
Boston, MA 02206-5049

June 28, 2011

VIA EDGAR

Mr. Bric Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Munder Series Trust (“Registrant”), File No. 333-102943; Post-Effective Amendment (“PEA”) No. 36 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Barrientos:

We are writing in response to comments provided by staff of the Securities and Exchange Commission (“SEC”) telephonically to Francine S. Hayes on Tuesday, May 31, 2011 with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on April 15, 2011, and included the prospectuses and statement of additional information (“SAI”) with respect to two series of the Registrant, Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund (each, a “Fund” and, together, the “Funds”).  On behalf of the Registrant, we have set out below the SEC staff’s comments, along with our responses.

Prospectuses

Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund – Summary- Fees & Expenses of the Fund (Page 1)

1.           Comment:  Please respond to comments for each Fund.  Currently, there is a footnote (b) to the fee table.  Footnote (b) states that 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.  Please move 1.00% into the fee table for Class A shares and remove the footnote to the table.

Response:  Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote because it is only applies to a limited number of shareholders based on their particular circumstances.  In addition, the Registrant believes that the content of footnote (b) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.  This disclosure is also consistent with corresponding footnotes to the fee tables in prospectuses for other series of the Registrant.  Therefore, the Funds will not be revising this disclosure.

2.           Comment:  Please respond to comments for each Fund.  Currently, the last line of the fee table is “Total Net Annual Operating Expenses”.  Please add the phrase “After Fee Waivers and/or Expense Reimbursements”.

Response:  We have revised the disclosure consistent with this comment.

3.           Comment:  Please respond to comments for each Fund.  Please move fee table footnote (a) “The sales charge declines as the amount invested increases.” into the introductory table for the fees and expenses section.

Response:  Registrant believes that the content of footnote (a) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.  This disclosure is also consistent with corresponding footnotes to the fee tables in prospectuses for other series of the Registrant.  Therefore, the Registrant will not be deleting this information.

4.           Comment:  Please respond to comments for each Fund.  Please disclose the parties who may terminate the fee waiver.

Response:  The written Expense Limitation Agreement between the Registrant, on behalf of each Fund, and Munder Capital Management (“MCM”), pursuant to which MCM has agreed to limit each Fund’s operating expenses, does not provide for termination by either party.  Therefore, Registrant will not be adding the requested disclosure.

Munder Integrity Small/Mid-Cap Value Fund – Summary- Expense Example (Page 1)

5.           Comment:  Please confirm the expense example numbers for the 3 Year Period for Class A Shares and Class Y Shares when your shares are redeemed.  The examples according to calculations should be $1,700 for Class A Shares and $1,145 for Class Y Shares.

Response:  The written Expense Limitation Agreement for each Fund is effective from July 1, 2011 through October 31, 2012.  It appears that the SEC staff calculated the 3 Year expense example numbers applying the contractual fee waiver for only one year.  However, calculating the expense example numbers for the 3 Year Period by applying the contractual fee waiver for the entire period from July 1, 2011 through October 31, 2012 results in expenses of $1,590 for Class A Shares and $1,027 for Class Y Shares.  Instruction 4(a) to Item 3 of Form N-1A provides that an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Therefore, the Registrant will not be revising this disclosure.

Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund – Summary- Expense Example (Page 1)

6.           Comment:  Please respond to comments for each Fund.  Please remove the paragraph “The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.”

Response:  We have revised the disclosure consistent with this comment.

Munder Integrity Mid-Cap Value Fund – Principal Investment Strategies (Page 2)

7.           Comment:  The prospectus stated that the “Mid-capitalization companies means those companies with market capitalizations within the range of $500 million or $10 billion.”  The SEC believes that $500 million is too low a level for a mid cap company.  Please address.

Response:  Russell Investments, creator of the Russell Midcap® Value Index, the Index to which the Fund will be benchmarked, describes the Russell Midcap® Value as a mid-cap company index as follows:

The Russell Midcap Value Index measures the performance of the mid-cap value segment of the U.S. equity universe.  The Russell Midcap Value Index is constructed to provide a comprehensive and unbiased barometer of the mid-cap value market.

The Registrant believes that the Russell Midcap® Value Index is a reasonable reference point for defining mid-cap companies.  As of May 31, 2011, the market capitalization of the smallest company in the Russell Midcap® Value Index was $243 million.  The Fund’s definition of mid-capitalization companies as including those companies with market capitalizations of at least $500 million is consistent with this index.  Therefore, the Registrant will not be revising this disclosure.

Munder Integrity Mid-Cap Value Fund – Principal Investment Risks (Page 2)

8.           Comment:  The Fund currently has a Smaller Company Risk.  Please revise to include mid cap companies or include a Mid Cap Risk or Small/Mid Cap Risk.

Response:  We have revised the disclosure consistent with this comment.

Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund – More About the Fund’s Investment Objective, Principal Investment Strategies and Risks (Page 4)

9.           Comment:  Please respond to comments for each Fund.  Item 9(b) of Form N-1A requires the Fund to describe how the Fund intends to achieve its investment objectives including describing the Fund’s principal investment strategies and explaining in general terms how the Fund’s adviser decides which securities to buy and sell.  Please disclose this information in the section “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks.”

Response:  Each of the Funds describes its respective principal investment strategies on page 2 of its prospectus, in response to Item 4(a) of Form N-1A.  On page 4 of each Fund’s prospectus, the Fund restates its investment objective and references the description of its principal investment strategies on page 2 of the prospectus, in response to Item 9(b) of Form N-1A.  Registrant believes it is unnecessary to restate the principal investment strategies of each Fund on page 4 of its prospectus.  Item C.3.(a) of the General Instructions section of Form N-1A states that:  “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”  Therefore, the Funds will not be adding the requested disclosure.

Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund – Prior Performance of Composite of Substantially Similar Managed Accounts (Page 12)

10.           Comment:  Please respond to these comments for each Fund.

(a)           Please confirm the statement in the Fund’s prospectus that the Fund’s portfolio managers are the same portfolio managers that managed the Composite.
(b)           Please confirm if the expenses of the Composite were higher than those of the Fund.
(c)           Please complete and provide the numbers for the annualized compounded rates of returns table.
(d)           Please confirm that the Registrant has the necessary documentation to verify the numbers for the annualized compounded rates of returns table.
(e)           Please clarify if any of the substantially similar accounts are investment companies.

Response:

(a)           Registrant confirms that, consistent with applicable guidance from the SEC staff, no persons other than the portfolio managers who will be listed in the prospectus for each Fund played a significant role in the performance of any of the accounts included in the relevant Composite.  See e.g., Fiduciary Management Associates, Inc. (pub. avail. Mar. 5, 1984); and Taurus Advisory Group, Inc. (pub. avail. July 15, 1993).

(b)           The expenses of all accounts included in the Composite (whose performance is disclosed in the prospectus for the Munder Integrity Small/Mid-Cap Value Fund) were lower than those of the Munder Integrity Small/Mid-Cap Value Fund.  The expenses of all accounts included in the Composite (whose performance is disclosed in the prospectus for the Munder Integrity Mid-Cap Value Fund) were lower than those of the Munder Integrity Mid-Cap Value Fund.  In accordance with applicable no-action relief granted by the SEC staff, the performance information for each Composite reflects the deduction of the fees and expenses paid by all accounts included in each Composite.
(c)           We have revised the disclosure consistent with this comment.
(d)           Registrant has the necessary documentation to verify the numbers for the annualized compounded rates of returns table.
(e)           As disclosed in the Munder Integrity Mid-Cap Value Fund prospectus, the Composite of substantially similar accounts for the Munder Integrity Mid-Cap Value Fund consists solely of a single registered investment company for the period from July 1, 2002 through June 20, 2003.  The Composite for the Munder Integrity Mid-Cap Value Fund after June 20, 2003 and the Composite for the Munder Integrity Small/Mid-Cap Value Fund include registered investment companies, which are or were sub-advised by Integrity Asset Management, as well as other types of accounts that are or were managed in a substantially similar manner.

Munder Integrity Small/Mid-Cap Value Fund and Munder Integrity Mid-Cap Value Fund – Back Cover Page

11.           Comment:  Please respond to comments for each Fund.  Please revise the zip code on the back cover for the Securities and Exchange Commission.  It should be 20549-1520.

Response:  We have revised the disclosure consistent with this comment.

SAI

New Fund Risk (Page 17)

12.           Comment.  Please move the New Fund Risk section and incorporate in the section “Fund Investments”.

Response:  We have revised the disclosure consistent with this comment.

Investment Policies (Page 18)

13.           Comment.  Investment policy 8 indicates that each Fund may not concentrate in a particular industry (except those Funds listed below.  There are no Funds listed.  Please update.

Response:  Please note that this language “(except those Funds listed below)” will be deleted.  This was a typographical error.

*           *           *           *           *

The Registrant intends to include disclosure in accordance with the foregoing responses in PEA No. 36 to Registrant’s Registration Statement on Form N-1A, which Registrant intends to file via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

You requested that Registrant make certain representations concerning the Amendment and the response being made to the comments received.  These representations are included as an exhibit to this letter.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes
Francine S. Hayes

cc:           S. Shenkenberg
A. Eisenbeis

EXHIBIT
Munder Series Trust
480 Pierce Street
Birmingham, MI  48009
Via EDGAR Correspondence

June 28, 2011

Bric Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Munder Series Trust (“Registrant”), SEC File No. 333-102943; Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Barrientos:

In connection with a response being made on behalf of Registrant to comments you provided with respect to the Amendment, Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Amendment reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendment; and

•	Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on May 31, 2011.  Please do not hesitate to contact me at (248) 647-9200 if you have any questions concerning the foregoing.

Sincerely,

/s/ Stephen J. Shenkenberg

Stephen J. Shenkenberg